FORM 11-K


                FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
                 AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                           SECURITIES EXCHANGE ACT OF 1934



          [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

          For the fiscal year ended December 31, 1993.



                                          OR



          [  ]    TRANSITION  REPORT  PURSUANT  TO  SECTION  15(d)  OF  THE
          SECURITIES     EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

          For the transition period from _____ to _____.

          Commission file number 1-9993.


          A.   Full  title of  the plan  and the  address of  the plan,  if
               different from  that of the  issuer named below:   Coal-Mac,
               Inc. Savings and Retirement Plan.

          B. Name of issuer of the securities to be held pursuant to the plan and the address of its principal executive office:
               Ashland Coal, Inc., 2205 Fifth Street Road, Huntington, West Virginia 25701.



          Financial Statements and Exhibits

          Financial Statements and Schedules


             Report of Independent Auditors. . . . . . . . . . . . . . . .     3
             Statements of Financial Condition . . . . . . . . . . . . . .     4
             Statements of Income and Changes in Plan Equity   . . . . . .     6
             Notes to Financial Statements . . . . . . . . . . . . . . . .     8
             Form 5500 Line 27a-Schedule of Assets Held for Investment . . 10 Form 5500 Line 27d-Schedule of Transactions or Series of
               Transactions  in Excess of  5% of  the Current  Value of Plan
               Assets  . . . . . . . . . . . . . . . . . . . . . . . . . .    12


          Exhibits

             24 - The consent of Ernst & Young, independent auditors . . .    15




                            Report of Independent Auditors

          To the Plan Administrator
          Coal-Mac, Inc.


          We have audited the accompanying statements of financial condition of the Coal-Mac, Inc. Savings and Retirement Plan as of December 31, 1993 and 1992, and the related statements of income and changes in plan equity for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the financial statements based on our audits.

          We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan at December 31, 1993 and 1992, and the income and changes in plan equity for the years then ended, in conformity with generally accepted accounting principles.

          Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment as of
          December 31, 1993 and transactions or series of transactions in excess of 5% of the current value of plan assets for the year then ended are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1993 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1993 basic financial statements taken as a whole.

          May 17, 1994                                     /s/ERNST & YOUNG



     COAL-MAC, INC. SAVINGS AND RETIREMENT PLAN

     STATEMENT OF FINANCIAL CONDITION

     December 31, 1993
                                                  Ashland Coal,                     U.S.
                                                      Inc.        Investment     Government   Diversified
                                                  Common Stock     Contract      Securities      Equity
                                                      Fund           Fund           Fund          Fund
                                      Total        (Option A)     (Option B)     (Option C)    (Option D)
ASSETS

Investments-Notes 1 & 2
 Ashland Coal, Inc. Common Stock
  (cost - $229,463,
   shares - 8,757)                  $264,899      $264,899             $-               $-          $-
 Common Trust Funds
  United States Government
   Securities (cost - $1,869,573,
   units - 17,579)                 2,159,125            -               -         2,159,125          -
  Diversified Equity
   (cost - $175,092,
    units - 1,152)                   213,341            -               -                -      213,341
  Short-Term Investments
   (cost approximates market)          5,858         5,858              -                -           -

 Investment Contracts
   (held by Ashland Oil, Inc.
    Collective Investment Trust -
    cost approximates market)        356,397            -          356,397               -           -

Amounts due from participating
 employees and employer
  Employees                           39,499         2,893           4,563           27,814       4,229
  Employer                            13,324           904           1,674            9,408       1,338
Amounts receivable from (due to)
 other funds                              -        (25,577)           (840)          25,577         840
Accrued income receivable              2,133            23           2,100                9           1

                                  $3,054,576      $249,000        $363,894       $2,221,933    $219,749


LIABILITIES AND PLAN EQUITY

Distributions payable               $120,085        $1,687         $47,119          $61,804      $9,475

Plan equity                        2,934,491       247,313         316,775        2,160,129     210,274

                                 $ 3,054,576      $249,000        $363,894       $2,221,933    $219,749


See accompanying notes.


     COAL-MAC, INC. SAVINGS AND RETIREMENT PLAN

     STATEMENT OF FINANCIAL CONDITION

     December 31, 1992
                                                  Ashland Coal,                     U.S.
                                                      Inc.        Investment     Government   Diversified
                                                  Common Stock     Contract      Securities      Equity
                                                      Fund           Fund           Fund          Fund
                                      Total        (Option A)     (Option B)     (Option C)    (Option D)
ASSETS

Investments-Notes 1 & 2
 Ashland Coal, Inc. Common Stock
  (cost - $330,672,
   shares - 12,652)                 $321,045      $321,045             $-               $-          $-
 Common Trust Funds
  United States Government
   Securities (cost - $1,626,876,
   units - 15,864)                 1,845,833            -               -         1,845,833          -
  Diversified Equity
   (cost - $208,383,
    units - 1,461)                   239,815            -               -                -      239,815
  Short-Term Investments
   (cost approximates market)         23,400        23,400              -                -           -

 Investment Contracts
  (held by Ashland Oil, Inc.
   Collective Investment Trust -
   cost approximates market)         349,246            -          349,246               -           -

Amounts due from participating
 employees and employer
  Employees                          42,799          7,666           5,893           25,974       3,266
  Employer                           13,675          2,237           1,891            8,450       1,097
Amounts receivable from (due to)
 other funds                             -          25,697             448          (26,145)         -
Accrued income receivable             2,445             69           2,367                8           1

                                 $2,838,258       $380,114        $359,845       $1,854,120    $244,179


LIABILITIES AND PLAN EQUITY

Distributions payable             $163,015         $42,408            $716          $57,773     $62,118

Plan equity                      2,675,243         337,706         359,129        1,796,347     182,061

                                $2,838,258        $380,114        $359,845       $1,854,120    $244,179


See accompanying notes.


COAL-MAC, INC. SAVINGS AND RETIREMENT PLAN

STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY

Year Ended December 31, 1993
                                                  Ashland Coal,                     U.S.
                                                      Inc.        Investment     Government   Diversified
                                                  Common Stock     Contract      Securities      Equity
                                                      Fund           Fund           Fund          Fund
                                      Total        (Option A)     (Option B)     (Option C)    (Option D)
Investment income
 Dividends                            $3,903        $3,903             $-               $-          $-
 Interest                             26,241           322          25,846               65           8
Net appreciation in
 fair value of investments           173,025        37,832              -           107,975      27,218
Contributions
 Employees                           332,774        33,816          44,898          222,404      31,656
 Employer                            173,158        20,316          24,058          113,356      15,428

                                     709,101        96,189          94,802          443,800      74,310

Withdrawals                         (449,853)      (23,510)       (118,104)        (264,197)    (44,042)
Option transfers by
 participants - net                       -       (163,072)        (19,052)         184,179      (2,055)

                                    (449,853)     (186,582)       (137,156)         (80,018)    (46,097)

Net increase (decrease) in
 plan equity                         259,248       (90,393)        (42,354)         363,782      28,213
Plan equity at beginning of year   2,675,243       337,706         359,129        1,796,347     182,061

Plan equity at end of year        $2,934,491      $247,313        $316,775       $2,160,129    $210,274

See accompanying notes.


COAL-MAC, INC. SAVINGS AND RETIREMENT PLAN

STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY

Year Ended December 31, 1992
                                                  Ashland Coal,                     U.S.
                                                      Inc.        Investment     Government   Diversified
                                                  Common Stock     Contract      Securities      Equity
                                                      Fund           Fund           Fund          Fund
                                      Total        (Option A)     (Option B)     (Option C)    (Option D)
Investment income
 Dividends                            $4,626        $4,626              $-              $-          $-
 Interest                             31,332           876           30,314              85          57
Net appreciation (depreciation)
 in fair value of investments         15,326      (109,310)              -          107,488      17,148
Contributions
 Employees                           384,491        64,559           61,502         231,188      27,242
 Employer                            119,055        18,994           18,820          72,051       9,190

                                     554,830       (20,255)         110,636         410,812      53,637

Withdrawals                         (395,227)      (60,848)         (86,726)       (169,877)    (77,776)
Option transfers by
 participants - net                       -         95,990          (55,577)       (112,424)     72,011

                                    (395,227)       35,142         (142,303)       (282,301)     (5,765)

Net increase (decrease) in
 plan equity                         159,603        14,887          (31,667)        128,511      47,872
Plan equity at beginning of year   2,515,640       322,819          390,796       1,667,836     134,189

Plan equity at end of year        $2,675,243      $337,706         $359,129      $1,796,347    $182,061

See accompanying notes.


          COAL-MAC, INC. SAVINGS AND RETIREMENT PLAN

          NOTES TO FINANCIAL STATEMENTS

          December 31, 1993


          NOTE 1-SIGNIFICANT ACCOUNTING POLICIES

             The accounts of the Coal-Mac, Inc. Savings and Retirement Plan (the Plan) are maintained on the accrual basis of accounting. All costs and expenses of administering the Plan, except certain investment advisor's fees relative to Option B (which are paid from funds invested in that option), are paid by the plan administrator, Coal-Mac, Inc. (Coal-
             Mac).

             Investments are accounted for at market value based on the closing market price for investments traded on an exchange, on bid price for other listed investments and at cost (which approximates market) for investment contracts and short-term investment funds.


          NOTE 2-DESCRIPTION OF THE PLAN

             The  Plan was  established  as a  savings and  retirement plan
             covering  eligible  employees  of Coal-Mac.    Coal-Mac  is  a
             wholly-owned subsidiary of Ashland Coal, Inc. (Ashland Coal).

             Generally, employees who work at least 1,000 hours annually become eligible for participation in the Plan after ninety days of employment. Such employees may elect to have their salaries or wages reduced by up to 15% and have such amounts contributed to the Plan on their behalf. Coal-Mac currently contributes an amount equal to 50% of the first 4% of the participant's annual compensation contributed to the Plan. Coal-Mac may also make discretionary contributions to the Plan which are allocated to eligible participants according to their annual compensation.

             Participants  have  the  following  options  in   which  their
             contributions can be invested:

               Option A: Funds are invested in Ashland Coal's common stock.

               Option B: Funds are invested in a portfolio of investment contracts with a number of insurance companies. The principal amount invested in the fund is guaranteed by the insurance companies, but there is no predetermined fixed interest rate
               over  a   specified  period.     Presently,  these   Fund  B
               investments are held  and managed by  the trustee under  the
               Ashland  Oil, Inc.  Collective Investment  Trust.   The Plan
               held  .11% and .12% interests  in this fund  at December 31,
               1993  and 1992,  respectively.   The remaining  interests at
               December 31, 1993, were held by the Ashland Oil, Inc. Employee Thrift Plan, the Ashland Coal, Inc. Employee Thrift Plan, the SuperAmerica Hourly Associates Savings Plan, and the Mingo Logan Coal Company Retirement Plan.


          COAL-MAC, INC. SAVINGS AND RETIREMENT PLAN

          NOTES TO FINANCIAL STATEMENTS - CONTINUED


          NOTE 2-DESCRIPTION OF THE PLAN--Continued

               Option C: Funds are invested in a common trust fund, maintained by the trustee of the Plan, which is invested in obligations of the United States Government and its agencies and instru-mentalities with maximum maturities of four years.

               Option D: Funds are invested in a common trust fund, maintained by the trustee of the Plan, which is invested primarily in common stocks of large, well capitalized corporations.

             Coal-Mac has the right to discontinue its contributions at any time and to initiate the termination of the Plan. In the event of a termination of the Plan, the participant account balances become nonforfeitable and the Plan and related Trust shall be continued until such time as all accounts have been fully distributed, at which time the Plan and Trust shall terminate.

             Information about benefits and other provisions of the Plan are contained in the Summary Plan Description, copies of which are available from Coal-Mac.

          NOTE 3-TAX STATUS OF THE PLAN

             To its best knowledge and belief, the plan administrator believes the Plan is being operated in compliance with applicable law and that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

             The most recent  favorable determination letter pertaining  to
             the Plan was dated July 23, 1987.   That letter confirmed that
             the provisions of the plan document, as they existed on that date (including certain proposed amendments submitted to the Internal Revenue Service on July 2, 1987), were in compliance with the applicable requirements of the Internal Revenue
             Code.   The Plan has been amended several times since the 1987
             determination letter was issued and is in the process of being amended to bring it into compliance with subsequent changes in the law. Such changes are required to be adopted no later than December 31, 1994. Once the changes are adopted, the Plan will be submitted to the Internal Revenue Service for an updated determination letter. Neither Coal-Mac nor its benefits counsel have any reason to believe that the revised Plan will not receive a favorable determination letter or that revisions cannot be made that would allow a favorable determination letter to be issued.




COAL-MAC, INC. SAVINGS AND RETIREMENT PLAN

FORM 5500 LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT

December 31, 1993
                                          Number of
Identity of Issue,                        Shares or
Borrower, or                              Principal                    Market
Similar Party                              Amount         Cost         Value

ASHLAND COAL, INC. COMMON STOCK               8,757       $229,463      $264,899

UNITED STATES GOVERNMENT SECURITIES
 Employee Benefits Reserve Fund              17,579      1,869,573     2,159,125

DIVERSIFIED EQUITY INVESTMENT FUNDS
 Employee Benefits Value Equity Fund          1,152        175,092       213,341

SHORT-TERM INVESTMENT FUNDS
 Employee Benefits Money Market Fund         $5,858          5,858         5,858

INVESTMENTS HELD IN COLLECTIVE
 INVESTMENT TRUST
  Bankers Trust Employee Benefits Money
   Market Fund                           $8,377,618      8,377,618     8,377,618
  Bankers Trust Basic, 5.18%             32,940,328     32,940,328    32,940,328
  Aetna Life Ins., 9.25%, due 6/1/95      6,710,591      6,710,591     6,710,591
  Aetna Life Ins., 9.45%, due 9/17/97     6,704,932      6,704,932     6,704,932
  Aetna Life Ins., 9.45%, due 2/7/96     29,457,616     29,457,616    29,457,616
  Allstate Life Ins., 9.10%,
   due 10/31/94                           7,189,423      7,189,423     7,189,423
  Canada Life Assurance, 9.53%,
   due 7/12/95                            5,219,144      5,219,144     5,219,144
  Canada Life Ins., 9.42%,
   due 11/27/95                           5,039,618      5,039,618     5,039,618
  CNA Assurance, 9.70%, due 5/16/94       9,115,363      9,115,363     9,115,363
  Commonwealth Life Ins., 8.26%,
   due 6/30/94                            6,020,267      6,020,267     6,020,267
  Confederation Life Ins., 9.65%,
   due 1/5/94                             2,190,787      2,190,787     2,190,787
  Confederation Life Ins., 9.48%,
   due 9/29/94                            3,070,037      3,070,037     3,070,037
  Confederation Life Ins., 8.75%,
   due 1/3/95                             5,433,752      5,433,752     5,433,752
  Confederation Life Ins., 8.54%,
   due 1/1/96                             5,418,478      5,418,478     5,418,478
  Confederation Life Ins., 8.71%,
   due 2/1/95                             5,431,770      5,431,770     5,431,770
  Continental Assurance, due 4/1/99       9,559,518      9,559,518     9,559,518
  Hartford Life Ins., 8.51%, due 5/1/96   6,284,711      6,284,711     6,284,711
  Hartford Life Ins., 7.56%               4,005,466      4,005,466     4,005,466
  Hartford Life Ins., 6.70%,
   due variable                          10,133,333     10,133,333    10,133,333
  John Hancock Mutual Life, 9.67%,
   due 10/2/97                            6,750,523      6,750,523     6,750,523
  Mass Mutual Life Ins., 7.00%            9,236,032      9,236,032     9,236,032
  Mass Mutual Life Insurance Co.         10,050,800     10,050,800    10,050,800
  Massachusetts Mutual Life, 9.41%,
   due 3/31/97                            7,049,133      7,049,133     7,049,133
  Metropolitan Life Ins., 7.25%,
   due variable                          15,030,518     15,030,518    15,030,518
  Metropolitan Life Ins., 8.80%           4,874,417      4,874,417     4,874,417
  Metropolitan Life Ins., 8.65%           2,617,098      2,617,098     2,617,098


COAL-MAC, INC. SAVINGS AND RETIREMENT PLAN

FORM 5500 LINE  27a -  SCHEDULE OF ASSETS  HELD FOR  INVESTMENT--
 Continued

                                          Number of
Identity of Issue,                        Shares or
Borrower, or                              Principal                    Market
Similar Party                              Amount         Cost         Value
INVESTMENTS HELD IN COLLECTIVE
 INVESTMENT TRUST--Continued
  New York Life Ins. Co., 4.88%,
   due 11/28/96                           6,226,219      6,226,219     6,226,219
  New York Life Ins. Co., 6.52%,
   due 1/12/98                            5,317,068      5,317,068     5,317,068
  New York Life Ins. Co., 5.57%,
   due 5/28/98                           10,349,460     10,349,460    10,349,460
  Peoples Security Life Ins., 8.79%,
   due variable                           4,332,478      4,332,478     4,332,478
  Peoples Security Life Ins., 8.51%,
   due variable                           5,213,566      5,213,566     5,213,566
  Peoples Security Life Ins., 8.93%,
   due 8/16/94                            5,164,340      5,164,340     5,164,340
  Provident Life & Accident              25,818,857     25,818,857    25,818,857
  Provident Mutual Life Ins., 9.20%,
   due 10/5/95                            1,359,508      1,359,508     1,359,508
  Provident Nat'l Assurance Co., 5.13%    6,977,422      6,977,422     6,977,422
  Prudential Ins. Co. of America,
   9.32%, due variable                    3,251,867      3,251,867     3,251,867
  Prudential Ins. Co. of America, 8.63%   8,034,544      8,034,544     8,034,544
  Prudential Ins. Co. of America,
   8.59%, due 6/3/96                      6,018,283      6,018,283     6,018,283
  Prudential Ins. Co. of America,
   8.90%, due 6/1/97                      6,055,582      6,055,582     6,055,582
  State Mutual Life Assurance,
   9.23%, due 7/28/97                     7,157,516      7,157,516     7,157,516
  State Mutual Life Ins., 8.93%,
   due 2/2/94                             2,412,393      2,412,393     2,412,393
  Less other plans' interest in
   Collective Investment Trust
   holding above investments           (327,243,979)  (327,243,979) (327,243,979)

                                            356,397        356,397       356,397

                                                        $2,636,383    $2,999,620


COAL-MAC, INC. SAVINGS AND RETIREMENT PLAN

FORM 5500 LINE27d- SCHEDULEOF TRANSACTIONSOR SERIESOF TRANSACTIONS
 IN EXCESS OF 5% OF THE CURRENT VALUE OF PLAN ASSETS

Year Ended December 31, 1993
                                                                                                             Current
                                                                                                             Value of
                                                                                   Expenses                  Asset on       Net
Identity of Party                            Number of     Purchase    Selling   Incurred with   Cost of   Transaction     Gain
Involved or Issuer   Description of Asset   Transactions    Price       Price     Transaction     Asset        Date       (Loss)

Category (iii)--Series of transactions in excess of 5% of plan assets

Acquisitions:
 Society National Bank    Employee Benefits
                           Money Market Fund     67        $615,852      N/A          Net       $615,852    $615,852     N/A

 Society National Bank    Employee Benefits
                           Reserve Fund          20         501,722      N/A          Net        501,722     501,722     N/A

 Ashland Coal, Inc.      Ashland Coal, Inc.
                          Common Stock            5          64,974      N/A          Net         64,974      64,974     N/A


Dispositions:
 Society National Bank    Employee Benefits
                           Money Market Fund     48           N/A      $633,394       Net        633,394     633,394     None


 Society National Bank    Employee Benefits
                           Reserve Fund          13           N/A       296,405       Net        259,026     296,405     $37,379

 Ashland Coal, Inc.      Ashland Coal, Inc.
                          Common Stock            4           N/A       158,952       Net        166,183     158,952      (7,231)

There were no category (i), (ii), or (iv) reportable transactions during the year ended December 31, 1993.







                                      SIGNATURES



               Pursuant to the requirements  of the Securities Exchange Act of 1934, Coal-Mac, Inc. has duly  caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                                         COAL-MAC, INC. SAVINGS AND
                                         RETIREMENT PLAN

                                         By:COAL-MAC, INC. as
                                             Plan Administrator



          Date:  June 23, 1994           By:/s/  Roy  F. Layman

                                             Roy F. Layman,
                                             Vice President




                               INDEX TO EXHIBITS


Exhibit                               Item                                 Page
  24                    Consent of Independent Auditors                     15
